Universal Tracking Solutions, Inc.
3317 South Higley Road
Suite 114-475
Gilbert, AZ 85297

March 10, 2008

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso

RE:	UNIVERSAL TRACKING SOLUTIONS, INC. Registration Statement on Form SB-2 File No. 333-138975

UNIVERSAL TRACKING SOLUTIONS, INC., a Nevada corporation (the "Registrant"), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form SB-2, as amended, filed on November 28, 2006 (the “Registration Statement"), and all exhibits thereto.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c).

In addition to the expense and time which would be required to complete the registration, the Registrant believes that due to changes in the Company's financing plans, which may include the acquisition or merger of the Registrant with another entity, the registration would not be in the best interests of the Company or its shareholders. It has accordingly determined to withdraw the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order to the Registrant's counsel, Russell C. Weigel, III, at (786) 888-4567.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of our Form SB-2 be issued by the Securities and Exchange Commission as soon as reasonably possible.

Very truly yours,

UNIVERSAL TRACKING SOLUTIONS, INC.

By:	/s/ Keith Tench
Keith Tench
President, Secretary and Treasurer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)